

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Randall D. Keys
Chief Financial Officer
Evolution Petroleum Corporation
2500 CityWest Blvd., Suite 1300
Houston, Texas 77042

> **Re:** **Evolution Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed February 11, 2014**
> **File No. 333-193899**

Dear Mr. Keys:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed February 11, 2014

General

1. The cover page of the current report on Form 8-K that you filed on December 17, 2013 indicates that the "date of earliest event" was December 5, 2013, the date you held your annual meeting. However, General Instruction B to Form 8-K requires the current report to be filed within four business days, and Instruction 1 to Item 5.07 states that the four-day period begins to run "on the day on which the meeting ended." Because you did not file the required current report within the period that Form 8-K specifies, it appears that you are ineligible to use Form S-3. Refer to Instruction I.A.3(b) of Form S-3. See also Question 121A.01 of the Compliance and Disclosure Interpretations for Form 8-K, available at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm. When you amend your registration statement, please file it using a form you are eligible to use.

2.   Also, to the extent that you use incorporation by reference in any future Securities Act filings, please be sure to include all the required references so that your document is complete. In that regard, we note that you did not list at page 24 of your registration statement all the required current reports on Form 8-K filed since fiscal year end. See Item 12(a)(2) of Form S-3. We also note that the Form 10-K to which you incorporate by reference also incorporates certain information by reference to the DEF14A you subsequently filed.

<u>Exhibit 5.1</u>

3.   The legality opinion that you file as an exhibit pursuant to Item 601(b)(5) of Regulation S-K must present counsel's opinion based on the law of the jurisdiction where you, as the issuer, are incorporated. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19 (CF), which is available at http://www.sec.gov/interps/legal/cfslb19.htm. In this regard, we note that although you are incorporated in Nevada, the legality opinion you filed is limited to federal law and the laws of the State of Texas. Please obtain and file as an exhibit a new or revised opinion of counsel which gives effect to this comment.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact PJ Hamidi, Law Clerk, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Michael T. Larkin
        Porter Hedges LLP